21 December 1999

Ref: 66/99

THE BROKEN HILL PROPRIETARY COMPANY LIMITED

QUARTERLY REPORT ON EXPLORATION AND DEVELOPMENT

September 1999 - November 1999

This report covers exploration and development activities for the quarter ended 30 November, 1999.

Unless otherwise stated, BHP's interest in the projects referred to in this report is 100%.

DEVELOPMENT PROJECTS

The following projects are in various stages of construction and/or development:

MINERALS

Escondida, Chile (BHP 57.5% interest)

Various options for the Phase 4 Expansion project continued to be evaluated.

HBI Joint Venture, Iron Ore, Venezuela (BHP 50% interest)

The project is 88% complete.

Commissioning of the ore feed and drying systems has commenced and construction activities are focused on critical pipe-work installation and circuit testing. Inclement weather and slow progress in testing are putting pressure on the target date of the end first quarter 2000 for the production of first briquettes.

The Project's lost time frequency rate stands at 1.0.

PETROLEUM

Buffalo, Australia (50% interest, operated)

During the quarter, the shipyard conversion of the Buffalo Venture FPSO and integration of the process modules was completed. The mooring system, flowlines and umbilical were delivered to Singapore. At the end of the quarter, the FPSO tow to the Timor Sea and the offshore installation of mooring and flowlines was underway. First oil is still scheduled for late December 1999, with peak production of 40,000 barrels per day (gross) expected once the facility has been fully commissioned.

Laminaria (BHP 32.6% interest)/Corallina (BHP 25% interest) Australia, non-operated

Production began from the Laminaria and Corallina fields via the FPSO the Northern Endeavour on 7 November. Production rates peaked at 133,000 bopd (gross) and production of 140,000 bopd is expected.

This project is now reported in BHP's Quarterly Production Report and therefore will no longer be included in the Quarterly Report on Exploration and Development.

EXPLORATION

The Discovery Division of BHP Minerals Development carries out worldwide grass-roots exploration for all BHP's minerals businesses. The global exploration portfolio continues to be evaluated as part of our on-going minerals strategic review.

The Discovery Division is also responsible for exploration and development work related to existing mines.

Copper Projects

Agua Rica, Argentina (BHP 70% interest)

Engineering studies continued aimed at quantifying potential reductions in the cost of proposed facilities. Mine planning work continued. Activity at the field site was limited to environmental monitoring and claim work.

Escondida Norte, Chile (BHP 57.5% interest)

Geological and metallurgical studies continued during the quarter. Logging, sampling and assaying are complete for the recent surface infill drilling, but continue for the underground, horizontal diamond drill holes. An up-dated mineral resource model and pre-feasibility study are planned for next year. Heap leaching tests on various sulfide ores in cribs and columns at the on-site pilot plant leaching facility continued through the quarter. Leach recoveries to date are as anticipated from previous test work. Additional flotation tests and an evaluation of grinding indices for a range of ore types are in progress.

North American Copper Projects, USA.

There were no significant activities on the previously reported projects at Florence, San Manuel and Superior.

Tintaya, Peru

This quarter, work focussed on completion of the definition drilling on the two mineralised bodies at the Antapaccay Cu-Au Prospect. The two bodies consist of porphyry and skarn type Cu-Au mineralisation. To date 169 drill holes, for a total of 59,000m, have been completed. A geological block model of the mineralisation was also completed and the inferred geological resource was determined to be: 383 million tonnes @ 0.89% Cu, 0.16 g/t Au. (0.5% Cu cut-off).

A work program has been approved for the balance of fiscal year 2000, which includes in-fill drilling and a pre-feasibility study.

The relevant Competent Person for this work is Silvia Satchwell.

Coal Projects, Queensland

Goonyella Mine (BHP 52.1% interest)

The exploratory mining of a three-heading Adit in the Goonyella Middle Seam down-dip from the highwall continued. To the end of November a total of 3,333 metres had been driven. The project is on schedule and on budget. Additional coal quality and geotechnical drilling north of the Adit in the Feasibility Study area has commenced. Geotechnical and engineering feasibility studies for a longwall mine are under way.

Saraji Mine (BHP 52.1% interest)

Land access issues were largely resolved and exploration commenced for a potential longwall mine in the Dysart seam down-dip of the existing opencuts. A program consisting of seismic work, coal quality bulk sampling and geotechnical drilling was largely completed during the quarter.

Iron Ore Projects

Mining Area C, Iron Ore, Western Australia (BHP 85% interest)

Section 29 Notice to grant a mining lease for the Mining Area C area was issued by the Department of Minerals and Energy in July 1999 and expired on 22nd November 1999. The three registered Native Title Claimant Groups and the proponent (BHP Iron Ore) have 6 months in which to negotiate an agreement in good faith. If no agreement is reached in this time either party can request mediation and eventually arbitration of the claim. BHP Iron Ore is currently engaged in discussions with all claimants.

The engineering study into railway route options is continuing.

Other Projects

Ekati Diamonds, Canada (BHP 51% interest)

Commercial valuations were obtained for exploration bulk samples from the 1999 winter program. The valuations were conducted in Antwerp in September by a number of diamond dealers, valuers and consultants, and included BHP Diamonds' sales office. Unlike previous joint venture practice, the valuations do not include a 10 per-cent reduction of the average. This is due to an increased level of confidence and a better understanding of current market conditions as a result of recent sales of Ekati(TM) diamonds. The final results of exploration bulk samples from the 1999 winter program are as follows:

Pipe	Kimberlite Sampled (tonnes)	Diamonds Recovered >1mm (carats)	Sample Grade Carats/Tonne	Value (US$) per carat

Gazelle	240.7	141.38	0.59	$15.12
Phoenix	106.1	149.22	1.41	$24.78
Piranha	87.4	203.44	2.33	$29.72

Exploration core drilling during the quarter intersected one additional kimberlite pipe within the core zone claims. This brings the total number of confirmed kimberlite occurrences to 121.

Microdiamond results for the summer 1999 discoveries were received from an independent laboratory. These included the Lynx discovery within the buffer zone that contained significant quantities of microdiamonds as shown in the table below :

Drill Hole	Interval (m)	Sample (kg)	No. stones -0.5mm	No. stones +0.5mm	Total wt. Carats
99-23	109.9-187.5	151.3	69	24	0.093
99-23	187.5-231.0	99.8	76	22	1.481
99-26	193.6-226.7	75.8	58	10	0.055
99-26	226.7-270.7	97.8	72	13	0.027

One of the Lynx samples in drill hole 99-23 contained a transparent brown octahedral diamond of 1.43 carats. The Lynx pipe is in a small lake approximately two kilometres southwest of the Misery pipe.

Hope Bay Gold, Northwest Territories, Canada

As of the end of the quarter the transaction with Cambiex over the Hope Bay Project was yet to be finalised.

West Africa Gold (BHP 40-50% interest)

There was no significant field work during the quarter. Results from previous field programs are being evaluated by BHP's joint venture partner Resolute Ltd.

Chagai Copper, Pakistan (BHP 75% interest)

Nothing significant to report for the quarter.

Gag Island Nickel, Indonesia (BHP 75% interest)

Phase 3 of an evaluation drilling program was completed during the quarter. The program included 1790 metres of core drilling carried out by two drill rigs. The results are being evaluated. Environmental and social impact studies are continuing.

Anketell Copper/Gold Project, Western Australia.

There were no significant developments to report during this quarter.

EXCO Alliance, Mt Isa Australia

During the quarter Exco discovered significant copper mineralisation at their E1 North Prospect located approximately 8 km east of the Ernest Henry mine.

Drilling has outlined at least two steeply dipping mineralised zones between 10 and 50m thick with continuity of 200m along strike and to at least 200m depth. Copper grades have been reported between 1.1 to 1.8% Cu with 0.15 to 0.2 g/t gold and approximately 10 g/t silver.

This mineralisation will add to the previously defined E1 South and may provide the basis for an early development option for Exco.

PETROLEUM

Wells drilled during the quarter or in the process of drilling as at 30 November 1999

WELL	LOCATION	BHP EQUITY	STATUS
Bighorn East-1 exploration well	Atwater Valley 26, Gulf of Mexico	43% Operator - BP/Amoco	Plugged and abandoned; tight hole status
GC-236-2 appraisal well	Green Canyon Block 236, Gulf of Mexico	50% Operator - Chevron	Drilling ahead
MadDog-2 appraisal well	Green Canyon Block 782, Gulf of Mexico	11.4% Operator - BP/Amoco	Drilling ahead
Kitchener-1 exploration well	Block 2(ab) Trinidad	50% Operator	Plugged and abandoned. Tight hole status.
Paddouck South exploration well	Otiti Block, Gabon	24.75% Operator- Arco	Plugged and abandoned. Tight hole.
SFNE-2 appraisal well	Blocks 401a/402a	45% Operator	Well completed.
RERN-3 appraisal well	Blocks 401a/402a, Algeria	45% Operator	Well suspended.
Turrum-7 exploration well	VicL3, Gippsland Basin, Australia	50% Operator - Esso Australia	Plugged and abandoned.

EXPENDITURE

Information related to exploration expenditure is included in the BHP Half Year Profit Report, released 17 December 1999.

COMPETENCE AND RESPONSIBILITY

The following statements apply in respect of the information in this report that relates to any stated Mineral Resources or Ore Reserves

    The information is based on and accurately reflects information compiled by the person named under each relevant section of the report;

    Each named person is either a Corporate Member or Fellow of The Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and is a full-time employee of a member company of the BHP Group;

    Each named person has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he or she is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Each named person consents to the inclusion in the report of the matters based on their information in the form and context in which it.

For information contact:

Media Relations: Mandy Frostick:

(BH) (61 3) 9609 4157
(AH): (61 3) 9687 6651
Mobile: (61) 0419 546 245
Email: frostick.mandy.mj@bhp.com.au

Investor Relations Dr Robert Porter:

(BH) (61 3) 9609 3540

Email: porter.robert.r@bhp.com.au

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: (415) 774 2040